EXHIBIT (1)

For Immediate Release

Hydrogenics Acquires Greenlight Power Technologies

TORONTO, January 8, 2003 — Hydrogenics Corporation (TSE: HYG and Nasdaq: HYGS), a designer and manufacturer of fuel cell technology, today announced that it has acquired Greenlight Power Technologies, Inc., its principal competitor in the fuel cell test business, in a transaction valued at approximately $US 19 million. The acquisition will enable Hydrogenics to consolidate its industry-leading position in the fuel cell testing business, while creating additional capacity and aligning dedicated resources to its fast growing fuel cell power products business. The acquisition combines the number one and number two providers of fuel cell test equipment and testing services and virtually doubles the size of Hydrogenics’ test business.

Under the terms of the transaction, Greenlight shareholders will receive cash consideration of approximately $US 2.25 million and 4,328,018 Hydrogenics’ common shares, representing approximately 8% of Hydrogenics outstanding common shares.

“This acquisition is all about growth,” said Hydrogenics President and CEO Pierre Rivard. “Not growth for the sake of growth, but rather capitalizing on an opportunity to grow our company in a commercially sustainable manner. In addition to acquiring new talent, we anticipate growth in a number of other key areas including customer base, revenues, and global presence. The current strength that we now see in the fuel cell sector indicates that the time is right for this strategic move. We are excited to start the New Year with the additional resources and capacity to execute our strategic growth plan and meet the growing demands for fuel cell test equipment and power products. In short, we expect that this acquisition will accelerate our goal to become the first profitable fuel cell company.”

As part of the post-closing integration Hydrogenics intends to combine the respective fuel cell test businesses of Hydrogenics and Greenlight and to operate the combined business through Greenlight as the test equipment and services division of Hydrogenics. The consolidation of the companies’ test businesses will be led by Greenlight’s CEO, David Chapman, who will manage the division, based in Burnaby, British Columbia.

“I believe the combination of our respective resources will create the most sophisticated and successful fuel cell testing and diagnostic enterprise in the world, with a client list that includes almost every major fuel cell company in North America, Europe and Asia,” said Mr. Chapman. “We are very excited to have this opportunity to be an integral part of Hydrogenics’ strategic growth plans.”

“The acquisition of Greenlight enables Hydrogenics to solidify its position as the world’s number one fuel cell test equipment manufacturer and paves the way for dramatic growth in Hydrogenics’ fuel cell power products business,” said Mr. Rivard. “The fuel cell test equipment business has been a success story for Hydrogenics. Through this acquisition Hydrogenics is writing an even greater success story. By consolidating our test businesses into an independent operating division, Hydrogenics will now be better able to focus on the expansion of our rapidly growing fuel cell power products business. We feel the time has come to align dedicated resources to the development of fuel cell power products and markets for those products. This acquisition is a first step in doing so.”

Conference Call

Additional information and answers to stockholders’ questions will be provided during a conference call to be held by Hydrogenics and Greenlight at 10:30 am EDT, today, January 8th, 2003. Investors are invited to participate live via a Webcast on the Hydrogenics Web site, http://www.Hydrogenics.com. Please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. Alternately, the U.S./Canada dial-in number for the conference call is (612) 332-0228. For those that cannot listen to the live event, a Webcast replay will be available on the Hydrogenics Web site through January 22, 2003.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a designer and developer of commercial proton exchange membrane (PEM) fuel cell systems for transportation, stationary and portable power applications. The company is a leader in fuel cell balance-of-plant and operating system technology and is applying this extensive knowledge and expertise to the development and manufacture of fuel cell power modules and fully integrated power generators. Hydrogenics’ 95,000 square foot headquarters and R&D facility is located in Mississauga, Ontario, Canada. The Company also has Asia-Pacific operations in Tokyo, a facility in upstate New York, and European operations based in Gelsenkirchen, Germany.

About Greenlight Power Technologies, Inc.

Greenlight is a leading global supplier of testing and diagnostic equipment to the fuel cell industry. It has supplied fuel cell test equipment to the world’s premier fuel cell stack manufacturers, component manufacturers, system integrators and research organizations. Greenlight provides a full suite of test equipment for fuel cell stack, stack component, reformer and system testing for companies focused on portable, stationary, and transportation fuel cell applications. Ten years of product innovation has resulted in reliable, highly advanced products that are flexible enough to meet each customer’s individual requirements. Greenlight’s 54,000 square foot headquarters and testing services facility is located Burnaby, British Columbia, Canada. For more information, please visit www.greenlightpower.com.

For more information please contact:

Investor Contact:
Gary Brandt
Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com

Media Contact:
Melody Gaukel
Ketchum
Phone: +1-416-544-4906
Email: melody.gaukel@ketchum.com